United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


                         For the month of January, 2000

                                  ICICI Limited
                 (Translation of registrant's name into English)

                                  ICICI Towers,
                              Bandra-Kurla Complex
                              Mumbai, India 400 051
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F [X]                                     Form 40-F [ ]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934

         Yes [ ]                                           No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                 Not applicable.


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                                INDEX TO EXHIBITS

Item

1.       Press announcement by ICICI Limited.
2.       Press announcement by ICICI Limited.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   January 11, 2000

                                ICICI Ltd.

                                By:    /s/ V. Srinivasan
                                   ---------------------------------
                                   Name:   V. Srinviasan
                                   Title:  General Manager & Company Secretary